American Education Center Inc.

17 Battery Place, Suite 300

New York, NY, 10004

(212) 825-0437

April 15, 2015

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Washing, DC 20549

Re:	American Education Center, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 20, 2015
File No. 333-201029

Dear Mr. Larry Spirgel:

On February 26, 2015, American Education Center Inc. (the “Company”) received the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter (the “Comment Letter") concerning the referenced Registration Statement on Amendment No.1 to Form S-1 which was filed with the Commission on February 20, 2015. Due to the need of the Company to prepare the audited financial statements and other financial information in the filing to include the financials of fiscal year ended December 31, 2014, the Company hereby requests an extension of the due date of the Company’s response to the Letter and filing of Amendment No.2 to Registration Statement on Form S-1 to April 30, 2015.

Comments or questions regarding this letter may be directed to the undersigned, Yue Cao Esq. of Law Office of Yue & Associates, at (212) 209-3894 or ycao@yueuslaw.com.

Sincerely,

/s/ Hinman Au
Hinman Au
Chief Executive Officer

cc:	Yue Cao

Law Office of Yue & Associates